                                 UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549

                                 SCHEDULE 13G
                                (Rule 13d-102)

            INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
          TO RULES 13d-1(b)(c), AND (d) AND AMENDMENTS THERETO FILED
                             PURSUANT TO 13d-2(b)
                           (Amendment No. _______)*

                    Information Management Associates, Inc.
                               (Name of Issuer)

                        Common Stock Without Par Value
                        (Title of Class of Securities)

                                   456923101
                                (CUSIP Number)

                                August 12, 1999
            (Date of Event Which Requires Filing of this Statement)


Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

[_]  Rule 13d-1(b)
[X]  Rule 13d-1(c)
[_]  Rule 13d-1(d)



____________________

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 (the "Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).
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-----------------------                                  ---------------------
  CUSIP NO.  456923101              13G                    PAGE 2 OF 10 PAGES
-----------------------                                  ---------------------

------------------------------------------------------------------------------
      NAME OF REPORTING PERSON
 1    S.S. or I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

      @Ventures III, L.P,
      04-3432452

------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
 2                                                              (a) [_]
                                                                (b) [_]
      Not applicable

------------------------------------------------------------------------------
      SEC USE ONLY
 3


------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 4
      Delaware

------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     5
     NUMBER OF            1,317,265 shares

      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      6
                          0 shares
     OWNED BY
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     7
    REPORTING             1,317,265 shares

      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH          8
                          0 shares
------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
 9
      1,317,265 shares
------------------------------------------------------------------------------
      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*
10
                                                                    [_]

------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
11
      12.0%

------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON*
12

      PN
------------------------------------------------------------------------------

                     *SEE INSTRUCTIONS BEFORE FILLING OUT!
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-----------------------                                  ---------------------
  CUSIP NO.  456923101              13G                    PAGE 3 OF 10 PAGES
-----------------------                                  ---------------------

------------------------------------------------------------------------------
      NAME OF REPORTING PERSON
 1    S.S. or I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

      @Ventures Partners III, LLC
      04-3432453

------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
 2                                                              (a) [_]
                                                                (b) [_]
      Not applicable
------------------------------------------------------------------------------
      SEC USE ONLY
 3


------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 4
      Delaware

------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     5
     NUMBER OF            0 shares

      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      6
                          1,350,998 shares
     OWNED BY
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     7
    REPORTING             0 shares

      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH          8
                          1,350,998 shares
------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
 9
      1,350,998 shares
------------------------------------------------------------------------------
      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*
10
                                                                    [_]

------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
11
      12.2%

------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON*
12
      OO

------------------------------------------------------------------------------

                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

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CUSIP No. 456923101                        13G                      Page 4 of 10

Item 1(a).  Name of Issuer:

  Information Management Associates, Inc.


Item 1(b).  Address of Issuer's Principal Executive Offices:

  One Corporate Drive, Suite 414
  Shelton, Connecticut 06484


Item 2(a).  Name of Person Filing:

  @Ventures III, L.P.
  @Ventures Partners III, LLC

  See Exhibit A hereto for identification of the Managing Members of @Ventures Partners III, LLC.

Item 2(b).  Address of Principal Business Offices or, if None, Residence:

  @Ventures III, L.P.
  100 Brickstone Square
  First Floor
  Andover, MA 01810

  @Ventures Partners III, LLC
  100 Brickstone Square
  First Floor
  Andover, MA 01810

Item 2(c).  Citizenship:

  @Ventures III, L.P. and @Ventures Partners III, LLC are organized under the laws of the State of Delaware.


Item 2(d).  Title of Class of Securities:

  Common Stock


Item 2(e).  CUSIP Number:

  456923101

                                       4
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CUSIP No. 456923101                        13G                      Page 5 of 10


Item 3.     If This Statement is Filed Pursuant to Rule 13d-1(b), or 13d-2(b) or
            (c), Check Whether the Person Filing is a: Not applicable.

       (a)  [_] Broker or dealer registered under Section 15 of the Exchange
                Act.

       (b)  [_] Bank as defined in Section 3(a)(6) of the Exchange Act.

       (c) [_] Insurance company as defined in Section 3(a)(19) of the Exchange Act.

       (d) [_] Investment Company registered under Section 8 of the Investment Company Act.

       (e)  [_] An investment adviser in accordance with Rule 13d-
                1(b)(1)(ii)(E);

       (f) [_] An employee benefit plan or endowment fund in accordance with Rule 13d-1(b)(1)(ii)(F);

       (g) [_] A parent holding company or control person in accordance with Rule 13d-1(b)(1)(ii)(G);

       (h) [_] A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act;

       (i) [_] A church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act;

       (j)  [_] Group, in accordance with Rule 13d-1(b)(1)(ii)(J).

       If this statement is filed pursuant to Rule 13d-1(c), check this box.[X]


Item 4.     Ownership.

  Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

  (a)  Amount beneficially owned:

  @Ventures III, L.P. owns 1,317,265 shares of common stock, which shares may be acquired upon the exercise of certain warrants and options currently exercisable or exercisable within the 60-day period following August 12, 1999.

  @Ventures Partners III, LLC may be attributed with 1,317,265 shares held by @ Ventures III, L.P., of which it is the General Partner, and with 33,733 shares held by CMG@Ventures III,

                                       5
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CUSIP No. 456923101                        13G                      Page 6 of 10


LLC, of which it is the Managing Member. @ Ventures Partners III, LLC disclaims beneficial ownership of these shares except to the extent of its proportionate pecuniary interest therein.

  (b)  Percent of class:

  @Ventures III, L.P. 12.0%
  @Ventures Partners III, LLC 12.2%

  The foregoing percentages were calculated using a share total of 9,698,106 shares outstanding on August 12, 1999, as reported by the issuer.

  (c) Number of shares as to which such person has:

      (i)   Sole power to vote or to direct the vote:

            @Ventures III, L.P. has sole voting power over 1,317,265 shares.

      (ii)  Shared power to vote or to direct the vote:

@Ventures Partners III, LLC shares voting power over 1,317,265 shares held by @ Ventures III, L.P. and 33,733 shares held by CMG@Ventures III, LLC.

      (iii) Sole power to dispose or to direct the disposition of:

            @Ventures III, L.P. has sole dispositive power over 1,317,265 shares.

      (iv)  Shared power to dispose or to direct the disposition of:

@Ventures Partners III, LLC shares dispositive power over 1,317,265 shares held by @Ventures III, L.P. and 33,733 shares held by CMG@Ventures III, LLC.

Item 5.     Ownership of Five Percent or Less of a Class.

  Not applicable.

Item 6.     Ownership of More than Five Percent on Behalf of Another Person.

  Not applicable.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company.

  Not applicable.

Item 8.     Identification and Classification of Members of the Group.

  Not applicable.

                                       6
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CUSIP No. 456923101                        13G                      Page 7 of 10


Item 9.     Notice of Dissolution of Group.

  Not applicable.

Item 10.    Certification.

  By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

                                       7
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CUSIP No. 456923101                        13G                      Page 8 of 10


                                   SIGNATURE


  After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                                   @Ventures III, L.P.
                                   By: @Ventures Partners III, LLC,
                                       Its General Partner



Dated: August 19, 1999                 By: /s/ Brad Garlinghouse
                                           ---------------------
                                           Brad Garlinghouse
                                           Managing Member



                                       @Ventures Partners III, LLC


Dated: August 19, 1999                 By: /s/ Brad Garlinghouse
                                           ---------------------
                                           Brad Garlinghouse
                                           Managing Member

                                       8
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CUSIP No. 456923101                        13G                      Page 9 of 10


                                   EXHIBIT A

               Managing Members of @Ventures Partners III, LLC:
               -----------------------------------------------

     David S. Wetherell

     Guy M. Bradley

     Jonathan D. Callaghan

     Andrew J. Hajducky III

     Peter H. Mills

     Brad Garlinghouse

     Marc Poirier

     David Nerrow

                                       9
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CUSIP No. 456923101                        13G                     Page 10 of 10

                                   EXHIBIT B

                           JOINT FILING AGREEMENT OF
                              @Ventures III, L.P.
                                      and
                          @Ventures Partners III, LLC

  The undersigned persons agree and consent under Rule 13d-1(k)(1) of the Securities Exchange Act of 1934, as of the date set forth below, to the joint filing on their behalf of the Schedule 13G to which this Exhibit is attached, in connection with their beneficial ownership of the common stock of Information Management Associates, Inc. at August 12, 1999 and agree that such statement is filed on behalf of each of them.



                                   @Ventures III, L.P.
                                   By: @Ventures Partners III, LLC,
                                       Its General Partner



Dated: August 19, 1999                 By: /s/ Brad Garlinghouse
                                           ---------------------
                                           Brad Garlinghouse
                                           Managing Member



                                   @Ventures Partners III, LLC


Dated: August 19, 1999                 By: /s/ Brad Garlinghouse
                                           ---------------------
                                           Brad Garlinghouse
                                           Managing Member

                                       10